United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 6, 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

6 September 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 29 May 2019 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
30 August 2019	1,800	56.44	56.08	56.317778	BATS Global Markets (“BATS”)
30 August 2019	825	56.2	56.05	56.142727	Boston Stock Exchange (“BSE”)
30 August 2019	200	56.21	56.205	56.207500	BATS Global Markets Secondary Exchange (“BYX”)
30 August 2019	700	56.43	56.17	56.232857	CFX Alternative Trading (“CFX”)
30 August 2019	602	56.42	56.21	56.334585	IEX (“IEXG”)
30 August 2019	4,779	56.44	55.98	56.254865	NASDAQ (“NASDAQ”)
30 August 2019	84,815	56.47	55.95	56.231400	New York Stock Exchange (“NYSE”)
30 August 2019	2,875	56.43	55.99	56.232087	OTC Markets (“OTC”)
30 August 2019	99	56.33	56.33	56.330000	Nasdaq PHX (“PHLX”)
30 August 2019	451	56.44	56.05	56.260998	NYSE Arca (“PSE”)
30 August 2019	300	56.4	56.33	56.370000	CBOE EDGA Equity Exchange (“XDEA”)
30 August 2019	554	56.44	56.05	56.292816	CBOE EDGX Equity Exchange (“XDEX”)
3 September 2019	630	56.17	55.67	55.738603	BATS
3 September 2019	609	56.41	55.69	56.041658	BSE

3 September 2019	499	56.41	55.69	56.008637	BYX
3 September 2019	1,900	56.2	56	56.078947	CFX
3 September 2019	412	56.18	55.7	55.764951	IEXG
3 September 2019	3,126	56.17	55.61	55.871651	NASDAQ
3 September 2019	100	55.7	55.7	55.700000	NYSE - National Exchange (“NSX”)
3 September 2019	105,775	56.4	55.61	55.946002	NYSE
3 September 2019	3,492	56.42	55.69	55.951982	OTC
3 September 2019	154	55.78	55.7	55.721818	PSE
3 September 2019	200	55.78	55.7	55.740000	XDEA
3 September 2019	103	55.78	55.77	55.779709	XDEX
4 September 2019	2,341	56.73	56.26	56.350683	BATS
4 September 2019	2,501	56.74	56.3	56.495942	BSE
4 September 2019	209	56.56	56.17	56.361340	BYX
4 September 2019	4,738	56.35	56.25	56.280371	CFX
4 September 2019	2,505	56.45	56.13	56.195928	IEXG
4 September 2019	76,566	56.73	55.94	56.384576	NASDAQ
4 September 2019	16,338	56.73	56.2	56.449729	NYSE
4 September 2019	8,500	56.57	56	56.381647	OTC
4 September 2019	802	56.35	56	56.161596	PSE
4 September 2019	600	56.35	56.25	56.293333	XDEA
4 September 2019	300	56.35	56.3	56.316667	XDEX
5 September 2019	2,381	56.22	55.65	55.869840	BATS
5 September 2019	400	55.95	55.8	55.875000	BSE
5 September 2019	807	55.93	55.76	55.865626	BYX
5 September 2019	1,796	55.92	55.8	55.856036	CFX
5 September 2019	1,096	55.92	55.65	55.834786	IEXG
5 September 2019	94,093	56.37	55.6	55.863602	NASDAQ
5 September 2019	6,323	56.22	55.7	55.854653	NYSE
5 September 2019	18,200	56.25	55.6	55.889712	OTC
5 September 2019	700	56.16	55.75	55.845714	PSE
5 September 2019	204	55.85	55.76	55.761765	XDEA
5 September 2019	400	56.16	55.76	55.907500	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	30 August and 3, 4 and 5 September 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/6941/190906_Weekly_Buyback_Programme_trade_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 6, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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